Exhibit 99.4
China Real Estate Information Corporation
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2008 and 2009

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2009	F-2
Unaudited Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2008 and 2009	F-3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Six Months Ended June 30, 2008 and 2009	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2008 and 2009	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6
Appendix 1 — Entities included in the unaudited condensed consolidated financial statements	F-21

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

As of June 30,
2009
$
ASSETS
Current assets:
Cash and cash equivalents	51,849,600
Unbilled accounts receivable	7,763,416
Accounts receivable, net of allowance for doubtful accounts of nil as of June 30, 2009	5,414,988
Advance payment for advertising placement	2,313,885
Prepaid expenses and other current assets	4,347,997

Total current assets	71,689,886
Property and equipment, net	5,956,943
Intangible assets, net	3,777,997
Goodwill	4,269,149
Investment in affiliates	5,447,699
Advance payment for advertising placement	4,001,664
Advance payment for properties	7,791,586
Prepaid rent	4,182,295
Deferred tax assets—non-current	625,048

TOTAL ASSETS	107,742,267

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,427,732
Accrued payroll and welfare expenses	1,884,448
Income tax payable	4,468,571
Other tax payable	1,174,186
Amounts due to related parties	11,586,693
Other current liabilities	3,869,652

Total current liabilities	24,411,282
Deferred revenue—non-current	1,920,761
Other non-current liabilities	1,585,496

Total liabilities	27,917,539

Commitments and contingencies (Note 14)
Shareholders’ equity:
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, and 71,522,222 shares issued and outstanding as of June 30, 2009	14,304
Additional paid-in capital	43,456,743
Retained earnings	31,903,135
Accumulated other comprehensive income	3,674,923
Subscription receivable	(4,304)

Total CRIC shareholders’ equity	79,044,801
Noncontrolling interests	779,927

Total equity	79,824,728

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	107,742,267

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar except for share data)

	Six Months Ended June 30,
	2008	2009
	$	$
Total revenues	19,277,675	31,200,105
Cost of revenues	(1,795,872)	(3,381,276)
Selling, general and administrative expenses	(7,503,927)	(15,611,011)

Income from operations	9,977,876	12,207,818
Other income (expense):
Interest income	156,141	96,423
Foreign exchange loss	(1,196,024)	(22,007)

Income before taxes and equity in affiliates	8,937,993	12,282,234
Income tax expense	(1,561,586)	(2,021,892)

Income before equity in affiliates	7,376,407	10,260,342
Income (loss) from equity in affiliates	(151,180)	385,305

Net income	7,225,227	10,645,647
Net loss attributable to noncontrolling interest	813	355,092

Net income attributable to CRIC	7,226,040	11,000,739

Earnings per share:
Basic	$0.10	$0.15
Diluted	$0.10	$0.15
Shares used in computation:
Basic	71,522,222	71,522,222
Diluted	71,522,222	71,524,954
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar)

	CRIC Common Shareholders
					Accumulated
			Additional		Other				Total
			Paid-in	Retained	Comprehensive	Subscription	Noncontrolling	Total	Comprehensive
	Ordinary Shares		Capital	Earnings	Income	Receivables	Interests	Equity	Income
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2008	71,522,222	14,304	30,000,000	(1,205,488)	923,501	(14,304)	—	29,718,013	—
Capital contribution	—	—	—	—	—	—	269	269	—
Net income (loss)	—	—	—	7,226,040	—	—	(813)	7,225,227	7,225,227
Contribution from E-House	—	—	1,197,851	—	—	—	—	1,197,851	—
Cash contribution from E-House	—	—	2,500,000	—	—	—	—	2,500,000	—
Foreign currency translation adjustments	—	—	—	—	2,191,237	—	—	2,191,237	2,191,237

Balance at June 30, 2008	71,522,222	14,304	33,697,851	6,020,552	3,114,738	(14,304)	(544)	42,832,597	9,416,464

	CRIC Common Shareholders
					Accumulated
			Additional		Other				Total
			Paid-in	Retained	Comprehensive	Subscription	Noncontrolling	Total	Comprehensive
	Ordinary Shares		Capital	Earnings	Income	Receivables	Interests	Equity	Income
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2009	71,522,222	14,304	40,991,770	20,956,173	3,707,854	(14,304)	855,368	66,511,165	—
Capital contribution	—	—	—	—	—	—	292,744	292,744	—
Collection of subscription receivables	—	—	—	—	—	10,000	—	10,000	—
Net income (loss)	—	—	—	11,000,739	—	—	(355,092)	10,645,647	10,645,647
Share-based compensation	—	—	1,404,627	(53,777)	—	—	—	1,350,850	—
Contribution from E-House	—	—	1,060,346	—	—	—	—	1,060,346	—
Foreign currency translation adjustments	—	—	—	—	(32,931)	—	(13,093)	(46,024)	(46,024)

Balance at June 30, 2009	71,522,222	14,304	43,456,743	31,903,135	3,674,923	(4,304)	779,927	79,824,728	10,599,623

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Six Months Ended June 30,
	2008	2009
	$	$
Operating activities:
Net income	7,225,227	10,645,647
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	86,371	598,730
Income (loss) from investment in affiliates	151,180	(385,305)
Gain on disposal of property, plant and equipment	—	(18,815)
Share based compensation	—	1,350,850
Changes in operating assets and liabilities:
Accounts receivable	(2,650,362)	10,757,434
Amounts due from related parties	1,296,419	1,060,346
Advance payment for advertising placement	(2,915,840)	415,490
Prepaid expenses and other current assets	(243,797)	2,829,553
Accounts payable	788,717	917,243
Accrued payroll and welfare expenses	602,360	892,185
Income tax payable	1,191,815	475,133
Other tax payable	129,561	514,137
Other current liabilities	187,848	(3,583,376)
Other non-current liabilities	—	1,281,063
Deferred tax	260,459	(354,092)

Net cash provided by operating activities	6,109,958	27,396,223

Investing activities:
Purchases of property and equipment	(8,518,087)	(679,341)
Purchase of subsidiaries, net of cash acquired	—	(7,247,234)
Investment in affiliates	(9,789,600)	—
Proceeds from disposal of property and equipment	—	221,825
Collection of loans from related parties	2,061,701	—

Net cash used in investing activities	(16,245,986)	(7,704,750)

Financing activities:
Contribution from noncontrolling interest	270	292,744
Net proceeds from capital contribution	—	10,000
Proceeds of loans from related parties	10,687,184	6,050,395
Contribution from E-House	2,500,000	—

Net cash provided by financing activities	13,187,454	6,353,139
Effect of exchange rate changes	1,193,683	13,750

Net increase in cash and cash equivalents	4,245,109	26,058,362
Cash and cash equivalents at the beginning of the period	26,411,473	25,791,238

Cash and cash equivalents at the end of the period	30,656,582	51,849,600

Supplemental disclosure of cash flow information:
Income taxes paid	—	3,160,823
Related party loans converted to equity	2,500,000	—
Related party receivable paid as dividend	1,197,851	1,060,346
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA REAL ESTATE INFORMATION CORPORATION
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2009
(In U.S. dollar)
1. Organization and Principal Activities
     China Real Estate Information Corporation (the “Company”) was incorporated on August 21, 2008 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entity (“VIE”), is principally engaged in providing real estate consulting and information services and real estate advertising services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIE are collectively referred to as the “Group”.
     E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company. E-House Holdings, its subsidiaries and VIEs are collectively referred to as “E-House”, which excludes the Group. E-House began developing the CRIC system in 2002, initially to support services to its clients. In April 2006, E-House incorporated a subsidiary, CRIC (China) Information Technology Co., Ltd., in the British Virgin Islands (“CRIC BVI”). In July 2006, E-House, through CRIC (China) Information Technology Co., Ltd., established a new PRC subsidiary, Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”), and transferred its assets and staff relating to the CRIC system to Shanghai CRIC. Prior to the establishment of Shanghai CRIC, the real estate information and consulting services were carried out by various companies owned by E-House Holdings. Shanghai CRIC began commercializing the CRIC system and offering information and related consulting services in 2006.
     Shanghai CRIC began offering real estate advertising services in 2008 through a newly acquired VIE in China, Shanghai Tian Zhuo Advertising Co., Ltd. and its majority owned subsidiaries (“Tian Zhuo”).
     E-House Holdings transferred all of the outstanding shares of CRIC BVI to CRIC in October 2008. The restructuring process has been accounted for as a reorganization of entities under common control.
     Upon incorporation, the Company had 500,000,000 ordinary shares authorized, 1,000 ordinary shares issued and outstanding with a par value of $0.0001 per share, all of which were held by E-House Holdings. On January 1, 2009, the Company issued an additional 99,999,000 ordinary shares to E-House Holdings for par value, or $10,000. On August 29, 2009, the Company effected a reverse share split whereby all of 100,000,000 issued and outstanding ordinary shares, having a par value of $0.0001 per share, were converted into 50,000,000 ordinary shares, having a par value of $0.0002 per share, and the number of authorized shares was reduced from 500,000,000 to 250,000,000. On September 28, 2009, the Company issued 21,522,222 additional ordinary shares at par value to E-House Holdings. Both the reverse share split and the ordinary share issuance to E-house Holdings have been retroactively reflected for all periods presented herein.
     As of June 30, 2009, all consolidated subsidiaries of the Company are included in Appendix 1.
     The consolidated financial statements have been prepared on a carve-out basis and represent the assets and liabilities and the related results of operations and cash flows of the Group, which represent two operating segments of E-House Holdings. The financial data of previously separate entities have been combined, to the extent included in the aforementioned operating segments of E-House Holdings, for all periods presented as all such entities were under common control. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a standalone basis during the periods presented. Transactions between the Group and E-House are herein referred to as related party transactions.
     In connection with a contemplated initial public offering (the “offering”) of the Company, E-House Holdings and the Company entered into non-competition arrangements on July 29, 2009, according to which E-House has agreed not to compete with the Group in the real estate information and consulting services and real estate advertising services business anywhere in the world and the Group has agreed not to compete with E-House in any services currently provided or contemplated by E-House. Prior to these non-competition arrangements, both E-House and the Group conducted real estate information and consulting services and primary real estate agency services. Shanghai CRIC began offering real estate advertising services in 2008, and there were no advertising activities prior to the formation of CRIC BVI and Shanghai CRIC.
     The consolidated financial statements include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to real estate information and consulting services or real estate advertising services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method and were based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House are $1,357,493 and $2,022,712 for the six months ended June 30, 2008 and 2009, respectively. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return.

2. Summary of Principal Accounting Policies
(a) Basis of presentation
     The condensed consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s consolidated financial statements as of and for the three years in the period ended December 31, 2008.
(b) Basis of consolidation
     The consolidated financial statements include the financial statements of CRIC, its majority owned subsidiaries and its VIE, Tian Zhuo. All significant inter-company transactions and balances have been eliminated in consolidation.
     In accordance with the provisions of FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46R”), the Group evaluates each of its interests in private companies to determine whether or not the entity is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
(c) Use of estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include valuation of long-lived assets and goodwill, allowance for doubtful accounts and the valuation allowance on deferred tax assets.
(d) Fair value of financial instruments
     The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair value measurements” (“SFAS 157”) on January 1, 2008 for all financial assets and liabilities that under other accounting pronouncements require or permit fair value measurements and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.
     SAFS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
     SAFS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SAFS 157 establishes three levels of inputs that may be used to measure fair value:
     Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
     Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
     Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
     The Group does not have any financial assets or liabilities that are required to be measured at fair value on a recurring basis.
     The adoption of SFAS 157 on January 1, 2009 for nonfinancial assets and nonfinancial liabilities did not have a material impact on the Group’s consolidated Financial Statements.

     The carrying amount of cash, accounts receivable, current portion of advance payment for advertising placement, prepaid expenses and other current assets, accounts payable, other current liabilities and amounts due from/to related parties approximates fair value due to their short-term nature.
     The fair value of advance payment for advertising placement, non-current potion was $3,670,313 as at June 30, 2009 based on discounted cash flow.
(e) Business combinations
     Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.
(f) Cash and cash equivalents
     Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
(g) Unbilled accounts receivable
     Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as accounts receivable.
(h) Advance Payment for Advertising Placement
     In December, 2008, the Group prepaid $6,731,039 to certain Shanghai newspapers for real estate advertising placements over a three-year period. $415,490 was utilized for the six months ended June 30, 2009.
(i) Advance Payment for Properties, Non-current Portion
     In May 2008, the Group prepaid $7,791,586 for an office building, which the Group intended to use as its corporate office. In April 2009, the Group leased another office building as its corporate office through the acquisition of Portal Overseas Limited. The Group intends to sell the property for which they made the prepayment upon receipt of the property title.
(j) Investment in affiliates
     Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. The Group has not recorded any impairment losses in any of the periods reported.
(k) Property and equipment, net
     Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
     Gains and losses from the disposal of property and equipment are included in income from operations.
(l) Intangible assets, net
     Acquired intangible assets, net mainly consists of customer contracts, non-compete agreements and favorable lease term from business combinations and are recorded at fair value on the acquisition date. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Non-compete agreements are amortized ratably over the specified contract term. The favorable lease is amortized ratably over the lease term.
(m) Internally developed software

     The costs of software for internal use are capitalized in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Qualifying costs incurred during the application development stage, which consist primarily of internal labor costs, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred. Historically the costs incurred have been immaterial and, as a result, expensed as incurred.
(n) Impairment of long-lived assets
     The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.
(o) Impairment of goodwill
     SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
     Management performs its annual goodwill impairment test on December 31. No goodwill has been impaired during any of the periods presented.
(p) Income taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
     Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. No significant impact of adopting FIN 48 was noted on the Group’s consolidated financial statements.
(q) Value added taxes
     The Company’s PRC subsidiaries are subject to value added tax at a rate of 17% on proceeds received from provision of the CRIC subscription service, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the provision of the CRIC subscription services that have generated the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, Shanghai CRIC qualifies as a “software enterprise” and is entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden. Such refunds are not treated as taxable income and must be used for funding the Company’s software research and development and the expansion of its production capacity. This policy is effective until 2010. The net VAT balance is recorded either in accrued expenses and other payables or prepaid expenses and other current assets on the face of consolidated balance sheets.
(r) Share-based compensation
     The Company accounts for share-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Accordingly, share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. As required by SFAS 123R, management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(s) Revenue recognition
     The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.
     The Group provides real estate consulting services to customers in relation to land acquisition and property development. In certain instances, the Group agrees to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The group recognizes revenue under such arrangement upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, the Group provides services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements usually between one and twelve months with revenue being recognized ratably over such period.
     The Group sells subscriptions to its proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
     When an arrangement includes periodic consulting services and subscriptions for the CRIC system, revenues are recognized ratably over the longer of the consulting or CRIC subscription period. When an arrangement includes project-based consulting services and subscriptions for the CRIC system, the entire arrangement is considered a single unit of account as the Group does not have objective and reliable evidence of fair value for each deliverable. Revenue is recognized based on the revenue recognition model for the final deliverable in the arrangement, which is typically the subscription for the CRIC system which requires ratable recognition over the subscription period. The Group has objective and reliable evidence of the fair value for the CRIC subscription service. As such, upon delivery of the consulting product, the Group defers the fair value of the remaining CRIC subscription and recognizes the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria have been met. The residual amount recognized is limited to the cumulative amount due under the terms of the arrangement.
     As a subsidiary of E-House, the Group have historically had multiple element arrangements which have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate. The Group has determined that the commission rate for the primary real estate services under these multiple element arrangements has been at or above fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system have been recognized in accordance with the preceding paragraph.
     The Group generates revenues from real estate advertising design services. The Group recognizes the revenue derived from real estate advertising design services ratably over the specified contract period ranging from three to twelve months.
     The Group provides advertising sales services in which it acquires advertising space and subsequently sells such space to its real estate customers. Revenues under such arrangements are recognized when the related advertisement is placed. The Group recognizes advertising sales revenue on a gross basis because the Group acts as principal and is the primary obligator in the arrangement.
     Deferred revenues are recognized when payments are received in advance of revenue recognition.
(t) Cost of revenue
     Cost of revenue primarily consists of costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue also includes fees paid to third parties for the services directly related to advertising design and for the acquired advertising space in its advertising sales services arrangements. These costs are expensed in the periods incurred or, in the case of acquired advertising space, utilized.
(u) Advertising expenses
     Advertising expenses are charged to the statements of operations in the period incurred and amounted to $600,853 and $491,907 for the six months ended June 20, 2008 and 2009, respectively.
(v) Foreign currency translation
     The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.
     The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.

     The Group recorded an exchange loss of $1,196,024 and $22,007 for the six months ended June 30, 2008 and 2009, respectively.
(w) Concentration of credit risk
     Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.
     The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers, including overall relationship with the customer, past and ongoing business relationship, past record and pattern of settling receivables, length of the receivable and any specific information indicating the collectability of the receivables. No allowance for doubtful accounts has been provided during any of the periods presented.
(x) Earnings per share
     Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
     Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

	Six Months Ended June 30
	2008	2009
Net income attributable to CRIC—basic	$7,226,040	$11,000,739

Weighted average ordinary shares outstanding	71,522,222	71,522,222
Stock options	—	2,732

Weighted average number of ordinary shares outstanding—diluted	71,522,222	71,524,954

Basic earnings per share	$0.10	$0.15

Diluted earnings per share	$0.10	$0.15

(y) Comprehensive income
     Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.
3. Investments in Affiliated Company
     On February 24, 2008, the Group entered into a joint venture agreement with SINA Corporation (“SINA”) to form China Online Housing. The Group contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database and SINA contributed $2.5 million in cash and the right to its real estate and home decoration channel operations for a period of 10 years. The Group and SINA hold a 34% and 66% interest in China Online Housing, respectively. The Group recorded an initial investment cost of $4,908,694, including $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA, proportional to its 66% interest, and $7,743 in transaction cost. The Group recorded deferred revenue of $2,400,951, which is being recognized as revenue over the ten-year term of the contributed CRIC database license given the Group’s ongoing obligation to continually maintain and update the content contained within the CRIC database. Deferred revenue is classified as current or non-current depending on when the revenue is expected to be recognized.
     This transaction was accounted for using the equity method with the purchase price of China Online Housing allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,700,000
Intangible assets
Advertising rights	2,894,775	10 years
Customer contract backlog	313,919	6 months

Total	4,908,694

     The initial purchase price resulted in negative goodwill of $325,295, which has been reflected above as a reduction in the intangible assets acquired.

4. Acquisition of Subsidiary
     In April 2009, CRIC BVI acquired Portal Overseas Limited (“Portal Overseas”), a company incorporated in the British Virgin Islands, for $7,193,030. Portal Overseas was a development stage company that had acquired a 20-years lease for an office building in Shanghai and was developing such building for subsequent sub-lease. The Company acquired Portal Overseas to obtain the lease of the office building, which the Group uses as its corporate office. Purchase price is allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Leasehold improvement	2,077,479	5-20 years
Prepaid rent	4,348,647	20 years
Favorable lease term	2,428,110	20 years
Other current assets	1,463,529
Cash	1,265,772
Liability assumed	(4,390,507)

Total	7,193,030

     The current portion of prepaid rent was included in prepaid expenses and other current assets.
5. Property and Equipment, Net
     Property and equipment, net consists of the following:

As of June 30, 2009
$
Leasehold improvements	3,382,290
Furniture, fixtures and equipment	3,067,994
Motor vehicles	353,301

Total	6,803,585
Less: Accumulated depreciation	(846,642)

Property, plant and equipment, net	5,956,943

     The Group’s depreciation expenses were $86,371 and $419,295 for six months ended June 30, 2008 and 2009, respectively.
6. Intangible Assets, Net
     Intangible assets subject to amortization are comprised of the following:

As of June 30, 2009
$
Intangible assets subject to amortization Favorable lease term	2,428,110
Non-compete agreements	1,612,112
Computer software licenses	1,741

4,041,963

Less: Accumulated amortization Favorable lease term	(30,351)
Non-compete agreements	(233,180)
Computer software licenses	(435)

(263,966)

Intangible assets subject to amortization, net	3,777,997

     The Group recorded amortization expense of nil and $179,435 for the six months ended June 30, 2008 and 2009, respectively. The Group expects to record amortization expense of $215,504, $433,007, $432,576, $432,312 and $412,162 for the years ending December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

7. Goodwill
     The carrying amount of goodwill by segment are as follows:

Real Estate
	Consulting and	Real Estate
	Information	Advertising
	Service	Service
	Segment	Segment	Total
	$	$	$
Balance as of December 31, 2008 and June 30, 2009	3,602,892	666,257	4,269,149

8. Income Tax
     The provision for income taxes is comprised of the following:

	Six Months Ended June 30
	2008	2009
	$	$
Current Tax
PRC	1,285,568	2,375,984
Other	—	—

	1,285,568	2,375,984

Deferred Tax
PRC	276,018	(354,092)
Other	—	—

	276,018	(354,092)
Income tax expense	1,561,586	2,021,892

Cayman Islands and British Virgin Islands
     Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and CRIC BVI are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.
Hong Kong
     The Company’s subsidiaries in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.
PRC
     On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for certain qualifying enterprises that were established before the promulgation date of the new tax law and that were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. E-House Shanghai is subject to such a graduated rate schedule, specifically, the applicable rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.
     CRIC Shanghai was approved as a high and new technology enterprise under the new law and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010.
     The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group had no material uncertain tax positions as of June 30, 2009 or material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2009, the amount of interest and penalties related to uncertain tax positions was immaterial.
     The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
     According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $14,600 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, CRIC Shanghai, is therefore subject to examination by the PRC tax authorities from inception through 2008 on both transfer pricing and non-transfer pricing matters.

     The principal components of the deferred income tax asset and liabilities are as follows:

As of June 30, 2009
$
Deferred tax assets:
Accrued salary expenses	25,852
Advertising expenses	17,206
Deferred Governmental subsidy	320,266
Net operating loss carryforwards	304,782
Gross deferred tax assets	668,106

Valuation allowance	—
Gross deferred tax assets	668,106

Analysis as:
Current	43,058
Non-current	625,048

Deferred tax liabilities:
Amortization of intangible and other assets	304,433

Total deferred tax liabilities	304,433

Analysis as:
Current	—
Non-current	304,433

     There was no change in the valuation allowance between January 1, 2009 and June 30, 2009.
     Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Six Months Ended June 30
	2008	2009
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	3.40%	0.15%
Effect of tax preference	(9.04)%	(10.74)%
Effect of different tax rate of subsidiary operations in other jurisdiction	(1.59)%	1.55%

	17.77%	15.96%

     As of June 30, 2009, the Group had net operating loss carryforwards of $2,627,267, which will expire if not used between 2013 and 2014.
     Undistributed earnings of the Group’s PRC subsidiaries of approximately $29 million at June 30, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. For distribution of those earnings generated before January 1, 2008, the distributions are exempt from PRC withholding tax.
9. Share-Based Compensation
     E-House Holdings’s Share Incentive Plan (“the E-House Plan”)
     During the year ended December 31, 2006, E-House Holdings adopted the E-House plan, which allows E-House Holdings to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to E-House. Under the plan, E-House Holdings authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding of E-House Holdings, to grant as options or restricted shares over a three-year period. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.
     There were no new options or restricted shares granted during the period from January 1, 2009 to June 30, 2009 under the E-House Plan.
     E-House recorded compensation expense of $1,638,370 and $2,371,755 for the six months ended June 30, 2008 and 2009.
     A summary of options activity under the E-House Plan as of June 30, 2009 and changes for the six month period then ended is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value of Options
		$		$
Outstanding, as of January 1, 2009	2,314,166	5.39
Granted	—	—
Exercised	(148,630)	14.81
Forfeited	(40,167)	5.37
Cancelled	—	—
Outstanding, as of June 30, 2009	2,125,369	5.38	8.4 years	20,371,474
Vested and expected to vest as of June 30, 2009	1,994,969	5.39	8.3 years	20,058,346
Exercisable as of June 30, 2009	635,922	5.38	8.0 years	6,398,746
     As of June 30, 2009, there was $9,016,797 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 2 years.
     The outstanding unvested restricted shares as of June 30, 2009 was 144,000 with the weight-average grant-date fair value of $1.39 per share. There was no restricted share activity for the six months ended June 30, 2009.
     As of June 30, 2009, there was $84,028 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 0.42 years.
     E-House recorded compensation expense related to restricted shares of $100,833 and $100,833 for the six months ended June 30, 2008 and 2009, respectively.
     Share-based compensation expense recorded by the Group was $486,062 and $631,350 for the six months ended June 30, 2008 and 2009, respectively. These expenses are recorded in selling, general and administrative expenses and included share options granted by E-house to the Group’s employees and options to E-House’s senior management that were allocated to the Group.
     The Company’s Share Incentive Plan (“the CRIC Plan”)
     On September 9, 2008, the Company adopted the CRIC Plan to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC Plan, the maximum number of shares that may be issued shall be 15% of the total outstanding shares of the Company on an as-converted basis assuming all options outstanding were converted into shares as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversaries of the effective date of the CRIC Plan.
     On January 1, 2009, the Company granted 5,569,000 and 431,000 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price of $3.00 per share pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of one to four years.
     The Company’s used the binomial model to estimate the fair value of the options using the following assumptions:

January 1, 2009
Average risk-free rate of return	2.23%
Contractual life of option	10 years
Average estimated volatility rate	73.55%
Average dividend yield	0.00%
     The weighted average grant date fair value of the options was $2.08 per share. For the six months ended June 30, 2009, the Group recorded compensation expense of $1,350,850 for the share options granted to the Group’s employees and recorded dividends to E-House of $53,777 for the share options granted to E-House’s employees.
     A summary of options activity under the CRIC Plan as of June 30, 2009 and changes for the six months then ended is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value of Options
		$		$
Outstanding, as of January 1, 2009	—	—
Granted	6,000,000	3.00
Exercised	—	—
Forfeited	(17,500)	3.00
Cancelled	—	—
Outstanding, as of June 30, 2009	5,982,500	3.00	9.5 years	12,920,918
Vested and expected to vest as of June 30, 2009	5,046,735	3.00	9.5 years	10,899,866
Exercisable as of June 30, 2009	—	—	—	—

     As of June 30, 2009, there was $9,078,109 of total unrecognized compensation expense related to unvested share options granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 3.4 years.
10. Employee Benefit Plans
     The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $473,623 and $947,884 for the six months ended June 30, 2008 and 2009, respectively, for such benefits.
11. Distribution of Profits
     Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries must make appropriation from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amount of the reserve fund for the Group as of June 30, 2009 was $3,158,823.
     In addition, the share capital of the Company’s PRC subsidiaries of $38,273,186 as of June 30, 2009, was considered restricted due to restrictions on the distribution of share capital.
     As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $41,432,009 as of June 30, 2009.
12. Segment Information
     The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the Chairman and the chief executive officer, who review consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.
     The Group has two operating segments: 1) real estate consulting and information services and 2) real estate advertising services. The Group’s CODM reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. For the six months ended June 30, 2008, the real estate consulting and information services was the Group’s sole operating segment. The real estate advertising service segment commenced in the third quarter of 2008. Corporate expenses such as selling, general and administrative expenses, and interest income are not allocated among segments and are recorded as non-allocated items.
     The following table summarizes the selected revenue and expense information for each operating segment for the six months ended June 30, 2009:

	Real Estate	Real Estate
	Consulting	Advertising
	and Information	Service
	Service Segment	Segment	Non-allocated	Total
	$	$	$	$
Revenues from external customers	26,340,248	4,859,857		31,200,105
Cost of revenues	(886,569)	(2,494,707)		(3,381,276)
Selling, general and administrative expenses	(10,767,518)	(2,596,205)	(2,247,288)	(15,611,011)
Income (loss) from operations	14,686,161	(231,055)	(2,247,288)	12,207,818
Interest income	88,317	7,051	1,055	96,423
Other income	(25,801)	—	3,794	(22,007)

Income (loss) before taxes and equity in affiliates	14,748,677	(224,004)	(2,242,439)	12,282,234
Income tax benefit (expense)	(2,065,368)	43,476	—	(2,021,892)

Income (loss) before equity in affiliates	12,683,309	(180,528)	(2,242,439)	10,260,342
Income from investment in affiliates			385,305	385,305

Net income (loss)	12,683,309	(180,528)	(1,857,134)	10,645,647

Geographic
     Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.
Service Lines

	Six Months Ended June 30
	2008	2009
	$	$
Real estate consulting service	18,672,442	24,598,958
Real estate information service	605,233	1,741,290
Real estate advertising service	—	4,859,857

	19,277,675	31,200,105

Major customers
     Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Six Months Ended June 30
	2008	2009
	$	$
Customer A	14,056,684	14,632,828
Customer B	2,591,341	*

*	indicates the revenue from these customers was less than 10% in the stated periods.
     Details of the accounts receivable from customers accounting for 10% or more of total accounts receivable are as follows:

	As of June 30,
	2008	2009
	$	$
Customer B	2,672,848	*
Customer C	984,096	2,964,036
Customer D	*	1,463,720

*	indicates the accounts receivables from the customer was less than 10% as at the stated year end.
13. Related Party Balances and Transactions
     These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented. During the six months ended June 30, 2008 and 2009, E-House waived net receivables from the Group of $1,197,851 and $1,060,346, respectively, which the Group has reflected as a capital contribution.
     During the six months ended June 30, 2008 and 2009, E-House loaned $2,500,000 and nil, respectively, to fund the Group’s investment in affiliates. This amount have been waived by E-House and has been reflected as a capital contribution as of the date such loans were originally made.
     The table below sets forth major related parties and their relationships with the Group:

Company name	Relationship with the Group
E-House	Under common control by E-House Holdings
E-House China Real Estate Investment Fund I, L.P. (“the Fund”)	Partially owned by Mr. Xin Zhou, chairman of CRIC
     During the six months ended June 30, 2008 and 2009, significant related party transactions were as follows:
Transactions with E-House

	Six Months Ended June 30
	2008	2009
	$	$
Corporate selling, general and administrative expenses allocated from E-House (Note 1)	1,357,493	2,002,712
Consulting services provided to E-House	—	1,669,774
Advertising sales services provided to E-House	—	1,008,274

     The consulting services provided to E-House represents consulting services provided to E-House from Shanghai CRIC Information Technology Co., Ltd.
     The advertising services provided to E-house represents advertising services provided to E-House from Shanghai Landpro Advertising Design Co., Ltd.
     In April, 2009, CRIC BVI acquired Portal Overseas from the Fund for $7,193,030 (Note 4).
     Expense allocations from E-House are based on a variety of factors and are dependent on the nature of the expenses being allocated.
     As of June 30, 2009, amounts due to related parties represent an amount due to E-House of $11,586,693, which reflects prepayments for real estate advertising placements on behalf of the Group by E-House and the loan from E-House to acquire Portal Overseas. The balance is interest free and settleable on demand.
     The rollforward of the intercompany receivable balance with E-House for the six months ended June 30, 2008 and 2009 is as follows:

	Six Months Ended June 30
	2008	2009
Balance at January 1	2,160,269	—
Loans granted to E-House	—	—
Collection of loans granted to E-House	(2,061,701)	—
Loans received from E-House	(2,500,000)	—
Corporate expenses allocated from E-House	(1,357,493)	(2,022,712)
Group revenue, net of expenses, collected by E-House	159,642	962,366
Related party balance waivers	3,697,851	1,060,346
Service provided to E-House	—	2,678,048
Payments received for services	(98,568)	(2,678,048)

Balance at June 30	—	—

14. Contingencies
     The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.
15. Subsequent Events
     On July 23, 2009, the Company entered into a share purchase agreement with SINA, pursuant to which, the Group agreed to acquire SINA’s 66% equity interest in China Online Housing, in exchange for issuing the Company’s ordinary shares (the “Subscription Shares”) to SINA upon the closing of this offering, which will give SINA a 39% equity interest in the Company (excluding (i) any of the Company’ shares to be issued in the IPO and (ii) any of the Company’s shares to be issued upon exercise, conversion or exchange of options or other securities). The consummation of this offering will be considered the closing date of the transaction with SINA. The purchase price will be based on the initial public offering price.
     On July 27, 2009, the Company entered into agreements with E-House with respect to various ongoing relationships between E-House and the Group. These include a master transaction agreement, an onshore transitional services agreement, an offshore transitional services agreement, a non-competition agreement, a consulting and services agreement relating to certain services to be provided by the Group to E-House, a consulting and services agreement relating to certain services to be provided by E-House to the Group, and a registration rights agreement.
     On July 15, 2009, the Company granted 790,000 and 274,500 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price of $6.00 per share, pursuant to the CRIC plan. On July 30, 2009, the Company granted 300,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price of $6.00 per share, pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of one to four years. The weighted average grant date fair value of the options was $5.12 per share and $5.62 per share for the options granted on July 15, 2009 and July 30, 2009, respectively. Total estimated compensation cost for those options expected to vest of $6.17 million will be recognized over the requisite service period, which is approximately one to four years.
     On September 1, 2009, the Company changed its name from CRIC Holdings Limited to China Real Estate Information Corporation.
     On September 24, 2009, the Company granted 1,327,500 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price of $8.00 per share, pursuant to CRIC plan.

The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of two to four years.
     On July 22, 2009, the Company sold a 12.35% ownership interest in its wholly-owned subsidiary, E-house (China) Information Technology Service Limited, whose primary activities relate to holding a 34% equity interest in China Online Housing, to Modern Information Ltd. for $882,522.
     On September 28, 2009, the Company issued 21,522,222 additional ordinary shares at par value to E-House Holdings. This issuance has been retroactively reflected for all periods presented herein.
     On September 28, 2009, E-house (China) Information Technology Service Limited transferred its 34% ownership interest in China Online Housing to the Company. As a result, the Company issued 3,033,333 ordinary shares at par value to Modern Information Ltd. in exchange for its indirect equity interest in China Online Housing.
     On October 16, 2009, the Company completed its acquisition of SINA’s 66% equity interest in China Online Housing, increasing its interest from 34% to 100%, in exchange for 47,666,667 of the Company’s ordinary shares. China Online Housing operates a real estate Internet business in China that provides region-specific real estate news and information, property data and access to online communities via local websites. The Company expects that its acquisition of China Online Housing will create substantial synergies between its current operations and China Online Housing’s real estate business by, among other things, providing its real estate developer clients with access to SINA’s large Internet user base and leveraging its established relationships with real estate developers to attract more advertising clients for China Online Housing’s real estate websites.
     The following table summarizes the consideration transferred to acquire China Online Housing:

Fair value of Company shares issued	572,000,004
Replacement of China Online Housing stock options	8,182,833

Fair value of the Company’s investment in China Online Housing held before the business combination	27,078,000

607,260,837

     The fair value of the 47,666,667 ordinary shares issued by the Company was based on the offering price of the Company’s ADS on October 16, 2009, the acquisition date.
     The purchase price has been allocated as follows:

		Amortization
	Amount	Period
Total tangible assets acquired	26,703,269
Liabilities assumed	(17,432,772)
Intangible assets acquired:
— License agreement with SINA	80,660,000	10 years
— Real estate advertising agency agreement with SINA	106,790,000	10 years
— CRIC database license agreement	8,300,000	9 years
— Customer relationship	5,580,000	10 years
— Contract Backlog	110,000	1 year
Goodwill	438,107,702
Deferred tax liability	(41,557,362)

	607,260,837

     As a result of the Company obtaining control over China Online Housing, the Company’s previously held interest was remeasured to fair value of $27,078,000 resulting in a gain of $21,453,221. This will be recognized in the line item ‘other income — net’ in the consolidated statements of income.
     The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill were the value of the synergies between China Online Housing and the Company and the acquired assembled workforce, neither of which qualified as an amortizable intangible asset. The Goodwill will be assigned to a new segment created as a result of this acquisition, online real estate advertising services segment. The goodwill is not deductible for tax purposes.
     The fair value of the assets acquired includes trade receivables of $13,177,212. The gross amount due under contracts is $15,617,292, of which $2,440,080 is expected to be uncollectible. The Company did not acquire any other class of receivable as a result of this acquisition.

     Prior to the acquisition, the Company had a preexisting relationship with China Online Housing in the form of an ongoing obligation to continually maintain and update the content contained within the CRIC database contributed to China Online Housing upon formation for a period of 10 years. The Company had recorded deferred revenue associated with this arrangement of $2,100,832 as of the acquisition date. There were no off-market components associated with the pre-existing relationship as of the acquisition date. The Company will record a gain in the line item ‘other income — net’ in the consolidated statement of income on settlement of this preexisting relationship equal to the unrecognized deferred revenue as a result of this acquisition.
Pro forma results
     The following table summarizes unaudited pro forma financial information for the six month periods ended June 30, 2008 and 2009, as if the acquisition had occurred on January 1, 2008 and 2009, respectively. These pro forma results have been prepared for informational purposes only based on the Company’s best estimate and are not indicative of the results of operations that would have been achieved had the acquisition occurred as of January 1, 2008 and 2009.
     The pro forma results include an adjustment to reflect the change in terms of the advertising agency arrangement between China Online Housing and SINA. China Online Housing was obligated to pay fees to SINA for advertising sales on SINA’s non-real estate channels. Under the original advertising agency agreement, these fees were equal to 85% of such sales revenues, subject to a minimum guarantee. In connection with the Company’s acquisition of SINA’s interest in China Online Housing, China Online Housing and SINA have entered into a new advertising agency agreement, which took effective upon the closing of this transaction. Under the new advertising agency agreement, China Online Housing will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If China Online Housing sells advertising on SINA’s websites other than the three channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales, as opposed to the historical 85%.

	Six months ended June 30,
	2008	2009
Revenue	32,867,318	46,382,105
Net income attributable to Shareholders	4,811,612	6,457,423
     Subsequent events have been updated through December 21, 2009.

Appendix 1
Entities included in the unaudited condensed consolidated financial statements
     The following table sets forth information concerning entities included in the Company:

	Date of	Place of	Percentage of
	Incorporation	Incorporation	Ownership
CRIC (China) Information Technology Co., Ltd.,	April 26, 2006	BVI	100
Shanghai CRIC Information Technology Co., Ltd.	July 3, 2006	PRC	100
E-House (China) Information Technology Service Limited	January 15, 2008	BVI	100
Hong Kong CRIC Information Technology Company Limited	February 25, 2008	Hong Kong	100
Shanghai CRIC Software Technology Co., Ltd.	June 13, 2008	PRC	100
Richpoint Overseas Ltd.	April 7, 2008	BVI	85
CRIC Information Technology Ltd.	May 23, 2008	Hong Kong	85
Wuhan CRIC Information Technology Co., Ltd.	June 19, 2008	PRC	100
Chengdu CRIC Information Technology Co., Ltd.	April 21, 2008	PRC	100
Shanghai Tian Zhuo Advertising Co., Ltd.	February 27, 2008	PRC	VIE
Shanghai Landpro Advertising Design Co., Ltd.	December 19, 2008	PRC	100*
Guangzhou Integrated Residential Building Industry Facility Co., Ltd.	July 15, 2004	PRC	100*
Wushi Consolidated (Beijing) Advertising Media Co., Ltd.	July 28, 2008	PRC	60
Portal Overseas Ltd.	January 02, 2008	BVI	100
Portal Holdings Ltd.	February 25, 2008	Hong Kong	100
Shanghai ShineLend Property Management Limited	April 29, 2008	PRC	100
Shanghai Yifang Software	February 17, 2009	PRC	100
China Real Estate Business Network Technology Ltd.	December 17, 2007	Hong Kong	100
GuangZhouFangShang Network Software Technology Ltd.	August 11, 2008	PRC	100
Status Holding Ltd.	October 30, 2008	Hong Kong	100
Status Company Ltd.	August 08, 2008	BVI	100
Shanghai Ruizhe Information Technology Co Ltd.	July 4, 2008	PRC	100

*:	Wholly owned subsidiaries of Shanghai Tian Zhuo Advertising Co., Ltd.